UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 20, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aptinyx Inc.

File No. 333-225150 - CF#36190

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Aptinyx Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibit to a Form S-1 registration statement filed on May 23, 2018, as amended.

Based on representations by Aptinyx Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7   through March 30, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary